Exhibit 99.3

Attachment B

Netco Energy Inc.

FORM 51-102F1

Management’s Discussion and Analysis

June 30, 2004

The effective date of this report is August 25, 2004 and is management’s discussion and analysis of the financial condition of Netco Energy Inc. (the “Company”).  Historical financial and operating results and should be read in conjuction with the unaudited consolidated financial statements of the Company for the quarter June 30, 2004 and June 30, 2003, and the audited consolidated financial statements for the year ended December 31, 2003, together with any accompanying notes.

Our financial statements included in this quarterly report were prepared in accordance with generally accepted accounting principles in Canada.  The amounts included in the following discussion are expressed in Canadian dollars.

Forward-Looking Statements

Except for historical information, the Management’s Discussion and Analysis (the “MD&A”) may contain forward-looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be material different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Description of Business

The Company is an oil and gas issuer with its common shares listed on the TSX Venture Exchange. The Company’s oil and gas properties are located in Alberta, Canada.

The Company owns non-operated working interests varying from 18.75 to 68.75% in 13 producing wells (4.91 net) and 8 non-producing wells (2.15 net) of which four wells (1.10 net) are waiting on pipeline connections and/or initial sales, and 4 wells (1.05 net) are dry and standing.

During the first half of 2004 the Company participated in a commingling operation at the Jumpbush property and also reestablished production from a former producing zone in an abandoned well bore in the Provost area.

The Jumpbush commingling program at wellbore 11-36-19-20W4 in mid-February 2004 resulted in an incremental 430 mcf/d (161 mcf/d net) gas production rate gain to a rate of 685 mcf/d (256 mcf/d net). Netco's interest in the well is 35%. Two additional Jumpbush wells (0.75 net) drilled in 2003 require pipeline connections and remain standing due to delays in obtaining pipeline approvals.  The two wells upon tie-in are expected to add 300 mcf/d (112 mcf/d net) of combined gas production.  The Company’s working interest in each well is 37.5%.  Effective August 2004 Netco quitclaimed its interest in standing wellbore 15-25-19-20 W4M drilled in 2003 following confirmation that the zone of interest was in communication with an adjacent wellbore. Netco is participating in a shallow gas drilling program involving up to three new wells (0.75 net wells) in the Eyremore area targeting the Milk River, Medicine Hat and Belly River zones. Netco’s working interest in each planned well and pooled production is 25%. Successful wells are expected to be on production by the end of the third quarter or early fourth quarter 2004.

In the Provost area the 8-29-038-07W4 gas well, fracture stimulated in December 2003 was turned to sales in mid-April at a rate of 100 mcf/d. Several new targets have been identified. Netco’s working interest in the wellbore and five Sections of land is 50%.

In the Greencourt area the Company retains a 5% gross overriding royalty convertible to a 20% working interest after payout in the 04-20-60-09W5M well following a farmout agreement with another company in early 2004. The well was originally drilled and cased in mid-2003. To earn its interest the farmee was required to complete the well and if successful bring the well on production. The farmee has since successfully fracture stimulated a gas-bearing zone in the Lower Mannville and tied-in the well however the well is shut-in pending modifications to a third party processing facility. First production is anticipated by the end of the third quarter of 2004.  An initial production rate of 450 mcf/d is expected. Netco also owns a 20% working interest in one adjacent Section of land.

In the Sylvan Lake area the tie-in of the 07-02-038-04W5M (30% working interest) gas well is proceeding. The tie-in has been delayed because of logistical issues. The well is expected to be producing by late fall 2004 at a restricted rate of approximately 780 mcf/d.

Selected Annual Information

The following table sets forth a summary of the financial results of the Company for the years ended December 31, 2003, 2002 and 2001:

Years ended December 31 (Cdn $)	2003	2002	2001
Total revenue	$3,409,365	$1,281,645	$604,160
Net Income (loss)	$174,296	$878,125	$192,826
Basic per share	$0.03	$0.14	$0.06
Diluted per share	$0.02	$0.13	$0.05
Total assets	$4,526,921	$2,873,266	$1,737,938
Total long-term financial liabilities	$1,000,000	Nil	$185,250

Summary of Quarterly Results

The following table presents selected unaudited consolidated financial information for the last eight quarters.

	2004		2003				2002
	Q1	Q2	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Total Revenue	$710,056	$1,666,929	$752,420	$1,695,372	$2,481,238	$3,409,365	$414,612	$610,061	$1,281,645
Net income (loss)	$85,211	$402,329	$483,536	$1,014,288	$1,455,142	$174,296	$522,635	$508,788	$878,125
Basic per share	$0.01	$0.03	$0.07	$0.16	$0.23	$0.03	$0.08	$0.08	$0.14

Results of Operations

Six-Month Period Ended June 30, 2004 Compared to the Six-Month Period Ended June 30, 2003

Revenue for the six month period ended June 30, 2004 quarter was $1,666,929 compared to revenues of $1,695,372 for the same six month period ended June 30, 2003.  Net income for the six month period ended June 30, 2004 was $402,329 compared to $1,014,288 for the same period in 2003.  Approximately 228 mmcf of natural gas were produced over the six month period ended June 30, 2004 compared to approximately 265 mmcf the six month period ended June 30, 2003.

Direct expenses for the six month period ended June 30, 2004 were $1,035,095 compared to $517,593 in the same period in 2003 consisting mainly of amortization, depreciation and depletion expenses of $443,420 and $398,604 in royalty expenses and $193,071 in operating expenses compared to $101,047 in amortization, depreciation and depletion costs and $309,698 in royalty expenses and $106,848 in operating expenses the same period in 2003.

Other expenses and costs for the six month period ended June 30, 2004 were $229,793 compared to $167,695 in the same period 2003 and include general and administration expenses of $141,307 compared to $100,275 in 2003, interest expenses decreasing to $25,882 compared to $46,314 for the same period in 2003, and professional fees increasing to $62,604 compared to $21,106 the same period 2003.

Three-Month Period Ended June 30, 2004 Compared to the Three-Month Period Ended June 30, 2003

Revenue for the second quarter was $956,873 compared to revenues of $942,952 for the same three month period ended June 30, 2003.  Net income for the second quarter was $317,118 compared to $530,752 for the same period in 2003.  Approximately 116 mmcf of natural gas were produced over the three month period ended June 30, 2004 compared to approximately 137 mmcf the three month period ended June 30, 2003.

Direct expenses for the quarter were $524,690 compared to $305,849 in the same period in 2003 consisting mainly of amortization, depreciation and depletion expenses of $221,710 and $212,925 in royalty expenses and $90,055 in operating expenses compared to $50,523 in amortization, depreciation and depletion costs and $185,152 in royalty expenses and $70,174 in operating expenses the same period in 2003.

Other expenses and costs for the quarter were $115,065 compared to $108,390 in the same period 2003 and include general and administration expenses of $71,165 compared to $101,097 in 2003,  interest expenses decreasing to $389 compared to $7,293 for the same period in 2003, and professional fees increasing to $43,511 compared to Nil the same period 2003.

Year Ended December 31, 2003, Compared to the Year Ended December 31, 2002

The Company’s oil and gas assets in Alberta, Canada began production during 2002.  For the year ended December 31, 2003 the Company’s gross production from its Alberta assets was 508 mmcf of gas and approximately 1,800 bbl of oil.

Revenues

For the year ended December 31, 2003 the Company received revenues totaling $3,409,365 from the Company’s interest in its Alberta assets before deduction of royalties.  For the year ended December 31, 2002 the Company received revenues of $1,281,645.  For the year ended December 31, 2001 the Company received revenues of $604,160. The increase in revenues is due to the production from the Company’s oil and gas assets located in Alberta, Canada which went into production during 2002.

Expenses

During the year ended December 31, 2003, general and administrative expenses were $368,388 compared to $201,245 during the year ended December 31, 2002.  The increase was primarily due to the increase in interest expense as a result of a completed convertible debenture and a revolving line of credit.

During the year ended December 31, 2003, the Company paid $862,286 in royalties and $480,405 in operating expenses compared to $208,154 paid in royalties and $162,732 in operating expenses during the year ended December 31, 2002.  The increase in royalties and operating expenses from the 2002 to the 2003 fiscal year was as a result of the increased number of producing wells in Alberta, Canada.

Other Income

Over the year ended December 31, 2003, the Company had interest income of $5,003 and a foreign exchange loss of $368 compared to interest income of $7,699 and a foreign exchange gain of $28,833 for the year ended December 31, 2002.

Income Taxes

The Company has a net capital loss for Canadian tax purposes of $4,460,000, which is available to carry forward indefinitely to apply against any future taxable capital gains as calculated under the Canadian income tax act.  The Company also has non-capital losses of $340,000 to offset future taxable income as calculated under the Canadian income tax act.

Net Income or Loss

The Company’s net income for the year ended December 31, 2003 was $174,296, or $0.03 per share, compared to the year ended December 31, 2002 when the net income was $878,125 or $0.14 per share.

Liquidity and Capital Resources

As of June 30, 2004, the Company has a net working capital of $1,714,628.  Currently the Company has no long-term liabilities and does not anticipate any problems meeting existing capital expenditures as they become due.

The Company’s commitments for capital expenditures are limited to the Company’s participation in the Canadian properties in which it has an interest or a right to acquire an interest, and for the Company’s office rent.  The Company has sufficient cash from its operations and financing activities to be able to pay for these commitments.  Capital expenditures commitments in 2004 for existing properties are estimated at $600,000.

On July 7, 2004, the Company closed a non-brokered private placement with two investors of 15% Convertible Debentures (the “Debentures”) for aggregate gross proceeds of $1,000,000; and 2,000,000 flow through units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.  One of the investors is a former director of the Company, who resigned prior to closing.

The Debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears.  All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture.  The Company granted the Debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each Debenture Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Debenture Warrant”).  Each Debenture Warrant entitles the holder to purchase one additional common share at a price of $0.55 per Debenture Warrant.  The Debenture Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

Each Flow-through Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Flow-through Warrant”).  Each Flow-through Warrant entitles the holder to purchase one additional common Flow-through share at a price of $0.55 per Flow-through Warrant.  The Flow-through Warrants expire five years from the issuance of the Flow-through Units.

The Company has had available an unused operating credit line with a major Canadian bank.  The annual credit review occurred in June 2004.  Effective March 2004 the bank line allows for up to $750,000 in revolving operating demand loan and up to $300,000 in a non-revolving acquisition and development demand loan. However, the Company intends to cancel these credit facilities due to the costs that are associated with maintaining the facilities, as the Company does not foresee having to access the facilities in the near future.

The Company’s ability to explore and, if warranted, develop further properties will be dependent upon its ability to raise significant additional financing hereafter.  Should the Company not be able to obtain such financing, its ability to participate in the development of further properties may be lost.  The Company has limited financial resources, will have limited cash flow from operations and will be dependent for funds on its ability to sell its common shares and share purchase warrants, primarily on a private placement basis, pursuant to the policies of the TSX Venture.  There can be no assurance that the Company will be able to engage in such financings in light of factors such as the market demand for its securities, the state of financial markets generally and other relevant factors.  If such a method of financing is employed by the Company, it will result in increased dilution to the existing shareholders each time a private placement is conducted.

The Company has no assurance that additional funding will be available to it for the exploration and development of future projects.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of any projects with the possible loss of such properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

The fiscal year to date aggregate amount of expenditures made to parties not at arm’s length from the Company amounted to $54,000.  This was paid to a private management company wholly-owned by a former director of the Company for management, administration, information services, accounting, rent, utilities and compliance services.  The services are provided on a month to month basis and there is no formal written agreement.

As noted above, on July 7, 2004, the Company closed a non-brokered private placement with two investors of the 15% Debentures for aggregate gross proceeds of $1,000,000; and 2,000,000 Flow-through Units at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.  John Hislop, one of the investors, is a former director of the Company and he resigned prior to closing.

On April 22, 2003, the Company closed a non-brokered private placement for aggregate gross proceeds of $1,000,000 and issued a total of 100 15% convertible debentures at a price of $10,000 per convertible debenture. John Hislop, a former director of the Company purchased 43.25 convertible debentures, Chris Schultze, the President and Director of the Company purchased 3 convertible debentures and a former Director of the Company, purchased 11.63 convertible debentures.  During the first quarter of 2004 all of the 15% convertible debentures relating to the private placement were converted.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company’s management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies that are the most important to the portrayal of its current financial condition and results of operations.

The key elements and assumptions that the Company has made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in the Company’s 2003 audited consolidated financial statements.  The Company has not had any changes in the accounting policies in the current period.

Please refer to Note 2 and Note 3 of the Company’s consolidated financial statements.

Financial Instruments and Other instruments

The Company’s financial instruments consist of cash, investments, deposits and accounts payable.  Unless otherwise noted, it is in management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Risk Factors

Fluctuating World Prices

The market prices of oil and natural gas have historically fluctuated widely and are affected by numerous global factors beyond a company’s control.  A decline in such market prices may have an adverse effect on revenues received from the sale of oil and gas.  A decline in prices will also reduce exploration efforts and make it more difficult to raise capital.

Uncertainty of Estimates of Reserves

Under applicable regulatory requirements, the Company will be required to identify and disclose as proved oil and gas reserves, estimated quantities of crude oil, natural gas and natural gas liquids.  This geological and engineering data demonstrates with reasonable certainty the estimated quantities of crude oil, natural gas and natural gas liquids, which will be recoverable in future years from known reservoirs under existing economic and operating conditions.  However, the process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.  As a result, such estimates are inherently imprecise.  Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from the Company’s estimations from year to year.  Any significant variance in the assumptions could materially affect the estimated quantities and present values of reserves.  For example, a material drop in oil and gas prices, or a material increase in applicable taxes, will require management to reassess whether known reservoirs can continue to be reasonably judged as economically productive from one year to the next.  In addition, the reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company’s control.  Actual production, revenues, taxes, development expenditures and operating expenses with respect to the reserves will likely vary from the estimates presented herein, and such variances may be material.

Declining Reserves

In general, the volume of production from oil and gas properties declines as reserves are depleted.  The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields in other regions.

Environmental Risks

The Company is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment.  In operating and owning petroleum interests, the Company may be liable for damages and the costs of removing hydrocarbon spills for which the Company is held responsible.  Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Company liable for environmental damage without regard to actual negligence or fault.  Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company.

Possible Defects to Title of the Assets

The Company has not obtained any recent legal opinion as to title of its assets.  As a result, no assurances can be given that title defects do not exist.  If title defects do exist, it is possible that the Company may lose all or a portion of the Company’s right, title, estate and interest in and to the Assets.

Operating Hazards and Drilling Risks

Oil and natural gas exploration operations are subject to all of the risks and hazards typically associated with such operations, including fire, explosions, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or personal injury.  The nature of these risks is such that liabilities could exceed insurance policy limits, in which event, the Company could incur significant costs that could have a materially adverse effect upon the Company’s financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.  The cost of drilling and completing wells is often unpredictable, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in delivery of equipment.

Intense Competition in the Oil and Gas Industry

The oil and gas industry is highly competitive and the Company will compete with many companies who have greater financial strength and technical resources than the Company does.

Lack of Dividends

To date the Company has not declared or paid any cash dividends on its Common Shares.  The Company does not intend to pay cash dividends on its Common Shares for the foreseeable future.  The Company intends to retain earnings for reinvestment in the Company’s new business.

Governmental Regulation

The proposed oil and gas operations are subject to various Canadian federal, provincial and local governmental regulations.  Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation.  From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.  The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, provincial and local laws and regulations relating primarily to the protection of human health and the environment.  To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant.  The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company will be unable to predict the ultimate cost of compliance with these requirements or their effect on the Company’s operations.

Reserves Data and Other Oil and Gas Information

The Company’s independently prepared reserves assessment and evaluation of its Gas properties effective December 31, 2003 have been prepared in accordance with mandated  National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of Canadian Securities Administrators.  The report is available on SEDAR at www.sedar.com.

Outstanding share data

Netco Energy Inc. is a Tier 1 issuer and its shares are traded on the TSX Venture Exchange under the symbol NEI.

As at the date of the MD&A

Class of shares	Par Value	Number Authorized	Number issued
Common	Nil	Unlimited	16,312,586
Preferred	Nil	Unlimited	Nil

Security Type	Number outstanding	Exercise / Convert Price	Conversion / Expiry Date
Options	23,500	$0.27	February 20, 2008
Options	220,000	$0.53	January 26, 2009
Options	100,000	$0.60	March 2, 2009
Options	70,000	$0.52	June 17, 2009
Warrants	1,486,100	$0.30	March 16, 2006
Warrants	279,589	$0.30	March 29, 2006
Warrants	2,000,000	$0.55	July 7, 2009
Convertible Debenture (1)

(1)   This private placement comprises of two convertible debentures (the “Debentures”), each in the original principal of $500,000.  The Debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears.  All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture.  The Company granted the Debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each Debenture Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Debenture Warrant”).  Each Debenture Warrant entitles the holder to purchase one additional common share at a price of $0.55 per Debenture Warrant.  The Debenture Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

There are no common shares held in escrow or subject to pooling.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company also maintains a web site at www.netcoenergy.com and email address info@netcoenergy.com for shareholder communication.  The Company’s phone number is (604) 331-3376.